SI 17004391

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17359

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stonegate Capital Markets, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8201 Preston Road, Suite 325
(No. and Street)

Dallas	TX	75225
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott Griffith 214-987-4121
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McBee & Co., PC
(Name – *if individual, state last, first, middle name*)

718 Paulus Avenue	Dallas	TX	75214
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Scott Griffith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stonegate Capital Markets, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Notary Public

COURTNEY MILLER
Notary Public
STATE OF TEXAS
My Comm. Exp. 12/16/2019
ID# 130471684

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STONEGATE CAPITAL MARKETS, INC.

TABLE OF CONTENTS

DECEMBER 31, 2016

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stonegate Capital Markets, Inc.
Dallas, Texas

We have audited the accompanying statement of financial condition of Stonegate Capital Markets, Inc. (the "Company") as of December 31, 2016, and the related statements of operations, changes in shareholder's equity, changes in liabilities subordinated to claims of general creditors and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stonegate Capital Markets, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental information contained in Schedule I, Computation of Net Capital Under SEC Rule 15c3-1, and Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission, ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

McBee & Co, PC
February 28, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2016

ASSETS		
Cash and Cash Equivalents	$	63,128
Receivables from Affiliates (Note 8)		203,313
Deferred Tax (Note 8)		25,000
TOTAL ASSETS	$	291,441
LIABILITIES AND SHAREHOLDER'S EQUITY		
LIABILITIES		
Accounts Payable - Trade	$	226
Total Liabilities		226
SHAREHOLDER'S EQUITY		
Common Stock, $1 Par Value, 1,000 Shares Issued and Outstanding		1,000
Additional Paid-in-Capital		508,325
Accumulated Deficit		(218,110)
Total Shareholder's Equity		291,215
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	291,441

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUE		
Research Fees	$	213,500
Royalty Commissions		1,557
Loss on Marketable Securities		(11,159)
Total Revenue		203,898
EXPENSES		
Employee Compensation and Benefits		218,217
Communications and Development		25,199
Brokerage and Clearance		7,615
Occupancy, Operating and Overhead (Note 10)		74,171
Total Expenses		325,202
LOSS BEFORE PROVISION FOR TAXES		(121,304)
INCOME TAX (EXPENSE) BENEFIT (Note 8)		10,500
NET LOSS	$	(110,804)

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2016

	Common Stock	Additional Paid-in-Capital	Accumulated Deficit	Total
Balance, January 1, 2016	$ 1,000	$ 418,454	$ (107,306)	$ 312,148
Shareholder Contributions		89,871		89,871
Net Loss			(110,804)	(110,804)
Balance, December 31, 2016	$ 1,000	$ 508,325	$ (218,110)	$ 291,215

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, beginning of year	$
Increases	
Deductions	
Balance, end of year	$

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Loss	$ (110,804)
Adjustments to Reconcile Net Loss to Net Cash Provided by (Used in) Operating Activities:	
Management fees	205
Expense sharing agreement fees	89,666
Realized loss on marketable securities	11,159
Change in operating assets and liabilities:	
Increase in receivables from affiliates	(115,665)
Decrease in deferred taxes	107,000
Decrease in other assets	4,125
Decrease in accounts payable - trade	(7,074)
Total adjustments	89,416
Net Cash Used in Operating Activities	(21,388)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(21,388)
Beginning of Year	84,516
End of Year	$ 63,128
SUPPLEMENTAL CASH FLOW DISCLOSURES	
State Income Taxes Paid	$ 7,500

See Notes to Financial Statements

STONEGATE CAPITAL MARKETS, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION AND NATURE OF BUSINESS

Stonegate Capital Markets, Inc. (the "Company') was incorporated in Texas, in 1972. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company's office is located in Dallas, Texas. The Company is a wholly-owned subsidiary of Griffith Shelmire Partners, Inc. (the "Parent"). The Company's main source of revenue is providing research and investment banking services throughout the United States. As an introducing broker-dealer, the Company does not hold customer funds or securities.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. The Company does not hold customer funds or securities.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, agency transactions, investment advisory, research, and institutional private placement of securities throughout the United States.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Marketable Securities

Realized gains and losses on available-for-sale securities are included in income. The cost of securities matured or sold is based on the specific identification method.

Research Fees

Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly retainer for said research services.

Royalties

Royalties include payment from entities for the resale of our research and are recognized upon receipt of royalty payments.

Fair Value of Financial Instruments

Cash, accounts receivable and accounts payable are short-term in nature and accordingly are reported in the statement of financial condition at fair value or carrying amounts that approximate fair value. Marketable securities are held for investment purposes and are recorded at fair value in accordance with FASB ASC 820, Fair Value Measurements and Disclosures.

Receivables and Credit Policy

Accounts receivable are stated at the amounts management expects to collect. The carrying amounts of accounts receivable are reduced by a valuation allowance, if needed, that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all receivable balances and, based on an assessment of current creditworthiness, estimates the portion of, if any, of the balance that will not be collected. Management provides for probable uncollectable amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that are still outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to the respective receivable account. In Management's opinion, any potential allowance for uncollectable accounts would not be material to the Financial Statements as of the end of December 31, 2016.

Income Tax

The Company files a consolidated federal and state income tax return with the Parent. Any resulting Federal and state provision or benefit for income taxes is recorded as receivable from or payable to the Parent and represents the applicable share allocated to the Company, calculated at the appropriate Federal income tax rate. The Company paid Texas margin taxes totaling $7,500 for the year ended December 31, 2016.

The Company recognizes and measures any unrecognized tax benefits in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, "Income Taxes". Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. As of December 31, 2016, the Company believes there are no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1(and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2016, the Company had net capital of $62,902 which was $12,902 in excess of its required net capital of $50,000. The Company's net capital ratio was 0.00 to 1 at December 31, 2016.

4. SIPC SUPPLEMENTAL REPORTING

The Company is exempt from the filing of the SIPC Supplemental Report as net operating revenues are less than $500,000.

5. CONCENTRATION OF CREDIT RISK

The Company is engaged in brokerage activities in which it acts as an agent connecting small-cap companies with institutional investors. In the event a transaction closes and the small cap company does not fulfill its obligations to pay the contractual fee, the Company may be exposed to risk. The Company's financial instruments that are subject to concentrations of credit risk primarily consist of cash and accounts receivable. The Company places its cash with one high credit quality institution. At times, such cash may be in excess of the FDIC insurance limits. The Company believes that it is not exposed to any significant risk related to cash.

6. CONTINGENCIES

In the ordinary course of conducting its business, the Company may be subjected to loss contingencies arising from lawsuits. Management believes that the outcome of such matters, if any, will not have a material impact on the Company's financial condition or results of future operations.

7. RELATED PARTY TRANSACTIONS

The Parent provides equipment and general and administrative services to the Company. In return, the Company pays the Parent through an expense sharing agreement. For the year ended December 31, 2016, the Company incurred expense sharing of approximately $90,000 which were offset by capital contributions by the Parent Company. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

As detailed in Note 2, Stonegate Capital Markets, Inc. has a contractual agreement with Stonegate Capital Partners, an equity affiliate, to provide research services for some of Stonegate Capital Partners' Advisory Services companies. Stonegate Capital Partners pays Stonegate Capital Markets, Inc. a monthly retainer for said research services. The existence of this association creates operating results and a financial position significantly different than if the companies were autonomous.

8. INCOME TAXES

The Company is included in the consolidated federal income tax return filed by its Parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return. The deferred tax asset results from net operating losses. The current and deferred portions of the income tax benefit included in the statement of operations as determined in accordance with FASB ASC 740 are as follows:

	Current	Deferred	Total
Federal		$ (18,000)	$ (18,000)
State	$ 7,500		7,500
Income Tax Benefit	$ 7,500	$ (18,000)	$ (10,500)

A reconciliation of the difference between the expected income tax benefit computed at the U.S. statutory income tax rate and the Company's income tax expense is shown in the following table:

	Total
Expected income tax expense at U.S. Statutory rate	$ 0
The effect of:	
Decrease due to net operating loss at U.S. statutory rate	(18,000)
Increase due to state taxes, net of U.S. federal income tax effects	7,500
Income tax benefit	$ (10,500)

9. RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-08-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-08") Principal versus Agent Considerations (Reporting Revenue Gross versus Net as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-08 defines a situation when another party is involved in providing goods or services to a customer, an entity is required to determine whether the nature of its promise is to provide the specified good or service itself (that is, the entity is a principal) or to arrange for that good or service to be provided by the other party. When an entity that is a principal satisfies a performance obligation, the entity recognizes revenue in the gross amount of consideration to which it expects to be entitled in exchange for the specified good or service transferred to the customer. When an entity that is an agent satisfies a performance obligation, the entity recognizes revenue in the amount of any fee or commission to which it expects to be entitled in exchange for arranging for the specified good or service to be provided by the other party. An entity is a principal if it controls the specified good or service before that good or service is transferred to a customer. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-08 to have a material impact on the Company's results of operations or financial condition.

In April 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-10-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Identifying Performance Obligations and Licensing as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-10 updates the requirements of Identifying Performance Obligations and Licensing Implementation Guidance. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In May 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-12-Revenue from Contracts with Customers (Topic 606) ("ASU 2016-10") Narrow-Scope Improvements and Practical Expedients as a supplement/amendment to ("ASU") 2014-09-Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2016-12 provides additional improvements and practical expedients. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-10 to have a material impact on the Company's results of operations or financial condition.

In August 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-15-Statement of Cash Flows (Topic 230) Classification of Certain Cash Receipts and Cash Payments. ASU 2016-15 amends the treatment of specific cash flows issues. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16- Income Taxes (Topic 740): Intra-Entity Transfers of Assets Other Than Inventory. ASU 2016-16 to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. The updates are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-15 to have a material impact on the Company's results of operations or financial condition.

In October 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-16 Consolidation (Topic 810): Interests Held through Related Parties That Are under Common Control. ASU 2016-16 amends the consolidation guidance on how a reporting entity that is the single decision maker of a VIE should treat indirect interests in the entity held through related parties that are under common control with the reporting entity when determining whether it is the primary beneficiary of that VIE. The updates are effective for fiscal years beginning after December 15, 2016, and interim periods within fiscal years beginning after December 15, 2017. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-16 to have a material impact on the Company's results of operations or financial condition.

In November 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-18—Statement of Cash Flows (Topic 230): Restricted Cash (a consensus of the FASB Emerging Issues Task Force). ASU 2016-18 addresses the diversity that exists in the classification and presentation of changes in restricted cash on the statement of cash flows under Topic 230, Statement of Cash Flows. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-18 to have a material impact on the Company's results of operations or financial condition.

In December 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-20—Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers. ASU 2016-20 narrows certain aspects of the guidance issued in Update 2014-09. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. Early adoption is permitted, including adoption in an interim period. The Firm plans to adopt this standard in accordance with the standards. The Company does not expect the adoption of ASU 2016-20 to have a material impact on the Company's results of operations or financial condition.

In January 2017, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2017-01-Business Combinations (Topic 805): Clarifying the Definition of a Business ("ASU 2017-01"). ASU 2017-01 clarifies the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The amendments are effective for fiscal years beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019. The Company does not expect the adoption of ASU 2017-01 to have a material impact on the Company's results of operations or financial condition.

10. EXEMPTION REQUIREMENTS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k) (2) (i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the disclosure of Information Relating to Possession or Control Requirements is not required.

During the year ended December 31, 2016 through February 27, 2017, in the opinion of management, the Company has maintained compliance with the conditions for the exemption specified in paragraph (k)(2)(i) of Rule 15c3-3.

11. SUBSEQUENT EVENTS

Upon evaluation, the Company notes that there were no material subsequent events between the date of the financial statements and February 27, 2017, the date that the financial statements were issued or available to be issued.

STONEGATE CAPITAL MARKETS, INC.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016

NET CAPITAL		
Total Stockholder's Equity Qualified for Net Capital	$	291,215
Less Non-allowable Assets		228,313
Net Capital	$	62,902
AGGREGATE INDEBTEDNESS	$	226
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (6 2/3% of total aggregate indebtedness)	$	15
Minimum Dollar Net Capital Requirement of Reporting Broker or Dealer	$	50,000
Minimum Net Capital Requirement	$	50,000
Net Capital in Excess of Minimum Required	$	12,902
Net Capital in Excess of Minimum Required at 1000%	$	2,902
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.00 TO 1

No material differences existed between the audited computation of net capital pursuant to Rule 15c3-1 as of December 31, 2016 and the corresponding unaudited filing of part IIA of the FOCUS Report/form X-17A-5 filed by Stonegate Capital Markets, Inc.

STONEGATE CAPITAL MARKETS, INC.

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS

UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2016

EXEMPTIVE PROVISIONS

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will not hold customer funds or safe keep customer securities. Under these exemptive provisions, the Computation for Determination of Reserve Requirements is not required.

McBee & Co.
A Professional Corporation
Certified Public Accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Stonegate Capital Markets, Inc.
Dallas, Texas

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Stonegate Capital Markets, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year, December 31, 2016, without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

McBee & Co., PC
February 28, 2017

718 Paulus Avenue • Dallas, Texas 75214 • 214.823.3500 • Fax 214.823.0707

STONEGATE
CAPITAL MARKETS

8201 Preston Rd
Suite 325
Dallas, Texas 75225
214.987.4121 phone
stonegatecm.com
Member of FINRA

Stonegate Capital Markets, Inc.'s Exemption Report

Stonegate Capital Markets, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Stonegate Capital Markets, Inc. claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2016.

2. Stonegate Capital Markets, Inc. met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2016 to December 31, 2016, without exception.

Stonegate Capital Markets, Inc. I, Scott Griffith, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____
Signature

CEO
Title

February 23, 2017